Exhibit 11.01

                   CANADIAN ROCKPORT HOMES INTERNATIONAL, INC.
                      COMPUTATION OF LOSS PER COMMON SHARE

     The Company has generated no revenue from which a calculation of loss per share can be determined. The Company has only incurred expenses of organization and taxes, has had no income from operations and has no securities outstanding except for the $00.1 par value common stock.


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